                                Filed Pursuant to Rule 424(b)(3) and Rule 424(c)
                                            Registration Statement No. 333-65676
                                                        Dated: December 20, 2001

Prospectus Supplement
(To Prospectus Dated August 14, 2001)

                           ---------------------------

                              PROSPECTUS SUPPLEMENT

                           ---------------------------

                                  TELLIUM, INC.

                                21,878,445 SHARES

                                  COMMON STOCK

                           ---------------------------

         This prospectus supplement relates to the public offering of up to 21,878,445 shares of common stock by some of our existing stockholders, as described on pages 76 to 81 of the prospectus dated August 14, 2001, to which this prospectus supplement is attached.

         This prospectus supplement should be read in conjunction with the prospectus dated August 14, 2001, which is to be delivered with this prospectus supplement. This prospectus supplement is qualified by reference to the prospectus except to the extent that the information in this prospectus supplement updates and supercedes the information contained in the prospectus dated August 14, 2001.

                           ---------------------------

         Investing in our common stock involves risks. See "Risk Factors" beginning on page 5 of the attached prospectus to read about factors that you should consider before buying shares of our common stock.

                           ---------------------------

         Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement. Any representation to the contrary is a criminal offense.

                           ---------------------------

           The date of this prospectus supplement is December 20, 2001

Tellium and Qwest Amend Contract

         In December 2001, Tellium, Inc. amended its procurement agreement with Qwest Communications International Inc. Under the amended contract, Qwest is expected to have purchased almost one-quarter of its previously disclosed contract value by early 2002.

         Qwest has further agreed to purchase the remainder by December 31, 2005, effective upon reaching agreement on pricing and technical specifications for Tellium's Aurora Full-Spectrum(TM) switches. Tellium has also agreed to give Qwest additional flexibility to extend or terminate the remainder of the commitment in a variety of circumstances. Tellium has received, in connection with this amended contract, additional purchase orders from Qwest.

         Qwest began conducting laboratory testing of Tellium's Aurora Optical Switch(TM) in the fourth quarter of 2000, and Tellium began commercial shipment under the original Qwest contract during the first quarter of 2001.

         Tellium products covered under the amended contract include the Aurora Optical Switch, the StarNet Software Suite(TM), including the StarNet Wavelength Management System(TM) and the StarNet Operating System(TM), and Tellium's next-generation all-optical switch, the Aurora Full-Spectrum. All products except the Aurora Full-Spectrum are currently shipping. The Aurora Full-Spectrum is currently in development.

         As part of Tellium's previous contract with Qwest, Tellium had issued three warrants to a wholly-owned subsidiary of Qwest to purchase an aggregate of 2,375,000 shares of Tellium common stock. Of those shares, one million relate to the first warrant and are currently vested and exercisable. The remaining two warrants representing 1,375,000 shares were terminated coincident with the amended contract with Qwest. Tellium will take a one time non-cash charge of approximately $19 million in the quarter ending December 31, 2001 to eliminate charges associated with the terminated warrants from its balance sheet.

         The changes to the contract are effective immediately.